Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Grand Canyon Education, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-155973, 333-165019, and 333-179611) on Form S-8 of Grand Canyon Education, Inc. of our reports dated February 20, 2014, with respect to the consolidated balance sheets of Grand Canyon Education, Inc. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for the years then ended, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the December 31, 2013, annual report on Form 10-K of Grand Canyon Education, Inc.

/s/ KPMG LLP

Phoenix, Arizona

February 20, 2014